08003109

June 3, 2008

RECEIVED
2008 JUN 10 A 5:35

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 076/2008**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2008.

  Date: June 3, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 11 2008
THOMSON REUTERS

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

dlw 6/10

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 3, 2008

AIS-CP 076/2008

June 3, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2008.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	**Grant II**	**Grant III**	**Grant IV**	**Grant V**
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	37.605	80.574	94.820	83.923
Exercise Ratio (warrant : common share)	1 : 1.15356	1 : 1.13920	1:1.12490	1:1.08989
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2008 as follows:

Outstanding of ESOP	**Grant II***	**Grant III**	**Grant IV**	**Grant V**
No. of exercised warrants in this month (units)	-	35,000	22,800	159,200
No. of remaining unexercised warrants (units)	307,500	4,938,700	9,211,100	9,122,900
No. of shares derived from this exercise (shares)	-	39,872	25,647	173,497
No. of remaining shares reserved for warrants (shares)	389,688	5,633,149	10,391,434	9,964,478

* Maturity date of ESOP Grant 2 on May 29, 2008. (5 years from the issuing date)

RECEIVED

2008 JUN 10 A 5:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 30, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 07682008**

  Subject: Notification of settlement agreement between DPC and DTAC

  Date: May 30, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 30, 2008

AIS-CP 078/2008

May 30, 2008

Subject: Notification of settlement agreement between DPC and DTAC

To: President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to notify the settlement agreement between Digital Phone Co., Ltd., ("DPC"), which 98.55% of its shares are held by the Company, and Total Access Communication Public Company Limited ("DTAC"). Reference is made to the three Arbitral cases in which DTAC filed against DPC for the assignment of the rights to operate the PCN 1800, the facilities and equipment, the roaming fee according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") as details below;

a) Black Case No. 36/2546 with the total claimed amount of US$ 16,939,179 due in 2002;
b) Black Case No. 62/2546 with the total claimed amount of US$ 18,939,179 due in 2003; and
c) Black Case No. 55/2549 with the total claimed amount of US$ 40,631,100 due in 2004 and US$ 46,745,414 due in 2005.

On March 25, 2008, the Arbitral tribunal awarded in the Black Case No. 55/2549 and 62/2546 (the "Awards") that DPC paid DTAC for the amount of US$ 14,838,720.80 and US$ 69,901,211.20 plus interest at the rate of 9.50% per annum thereof. (Please refer to the Company's release reference no. AIS-CP 043/2008 submitted to the SET on April 2, 2008 and AIS-CP 047/2008 submitted on April 10, 2008). The Black Case No. 36/2546 is under the consideration of another tribunal, which DPC disagrees with the Arbitral ruling and has a negotiation with DTAC. Subsequently to the negotiation, DPC and DTAC have agreed to settle and surrender all existing and future claims, disputes and obligations arising out of the Unwind Agreement. On May 30, 2008, DPC agrees to pay DTAC for the amount of Baht 3,000 million.

In exchange for the said payment, both DPC and DTAC agree to terminate the Unwind Agreement, release each other from any remaining obligation and waive all their respect rights under the Unwind Agreement as well as releasing the other party from any obligation under the Awards. In addition, DTAC also agrees to withdraw the Black Case No. 36/2546.

DPC has booked the total DTAC claim of Baht 4,739 million under the concession right payable in its financial statement as of December 31, 2007. AIS will incur other income of Baht 1,739 million in its consolidated profit and loss statement.

RECEIVED
2008 JUN 10 A 5:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 30, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

Stock Exchange of Thailand Filing, AIS-CP 073/2008

Subject: Notification of disposal of Advanced Data Network Communications Co., Ltd.

Date: May 30, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 30, 2008

AIS-CP 073/2008

May 30, 2008

Subject: Notification of disposal of Advanced Data Network Communications Co., Ltd.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("The Company") would like to inform you that the Company has sold the ordinary shares of Advanced Data Network Communications Co., Ltd. ("ADC"), which 51.00% of its shares are held by the Company to Digital Phone Co., Ltd. ("DPC"), which 98.55% of its shares are owned by the Company.

The selling price is based on the ADC's book value as of February 29, 2008, totaling amount of Baht 199,240,761.60. After the disposal, ADC remains the Company's subsidiary through DPC's holding.

The objective of this transaction is to restructure the group organization to create a synergy of voice and data communication via mobile and internet network that will add more values to DPC in the future.

This transaction is not considered a connected transaction or the acquisition and disposal of assets under the Rules and Procedures and Disclosure of Connected Transaction of Listed Companies of the SET.

END